WOODSIDE

RECEIVED

2004 AUG 23 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 August 2004

04036413

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside Mauritania Update, lodged with the Australian Stock Exchange on 11 August 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED

AUG 23 2004

THOMSON FINANCIAL

**Rebecca Sims**
**Compliance Officer**

dlw 8/23

82-2280

# ASX ANNOUNCEMENT
**(ASX: WPL)**

**WEDNESDAY, 11 AUGUST 2004**
**7.30AM (WST)**

1954 2004
*Commitment to Growth*

WOODSIDE


**MEDIA**
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au


## WOODSIDE MAURITANIA UPDATE

Woodside Petroleum Ltd. advises that its staff and contractors in Mauritania have returned to work and the company has resumed travel to the west African country following yesterday's reports that several military personnel had been arrested.

Work resumed on Tuesday (Mauritanian time). The situation in the capital is described as calm with business continuing as normal.

Woodside will continue to monitor the situation. The company does not intend to make any further ASX announcement unless there are material changes.